 Exhibit 99.2

Item 2. English translation of the Annual Report 2017 of Central Puerto S.A. dated March 12, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on March 12, 2018.

ANNUAL REPORT 2017

THE COMPANY

Corporate name
Central Puerto S.A.

Type of company
Corporation

Corporate purpose
Generation and commercialization of electric power, alternative power and hydrocarbons

Documents of incorporation
The Company was incorporated through the Executive Decree No. 122/1992 issued by the Argentine Executive Power on January 28, 1992 and registered in the Registry of Commerce under Book No. 1855, Book 110, Volume A of Corporations.

Date of registration in the Business Entity Registry for the City of Buenos Aires (Inspección General de Justicia)
March 13, 1992

Expiration date of the Articles of Incorporation
March 13, 2091

Domicile
Avda. Tomás Edison 2701
C1104BAB Buenos Aires Argentina
Telephone (5411) 4317 5000
Fax (5411) 4317 5099

PROFILE OF THE COMPANY

CORPORATE INFORMATION AND MAIN ACTIVITY OF THE GROUP

Central Puerto S.A. (“Company” or “CPSA”) and the companies forming the economic group (“Group”) form the integrated group of companies related to the energy sector, which mainly performs activities of generation and commercialization of electric power.

CPSA was incorporated through the Executive Order No. 122/1992 issued by the Argentine Executive Power (“AEP”) pursuant to Law No. 24065, which declared CPSA subject to total privatization of electric power generation, transportation, distribution and commercialization in charge of Servicios Eléctricos del Gran Buenos Aires S.A.

Our shares are listed on the MERVAL and, since February 1, 2018 on the NYSE (“New York Stock Exchange”) under the symbol “CEPU”.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations1.

To develop its electric power generation activity, the Company has the following assets:

– Thermal power plants Puerto Nuevo and Nuevo Puerto, located in the City of Buenos Aires, with a total installed capacity of 1,714 MW with a plant of combined-cycle and steam turbines.

– Thermal power plants located in Luján de Cuyo, Province of Mendoza, with a combined installed capacity of 509 MW and of 150 t/h steam generation.

– A cogeneration power plant located in the refinery YPF S.A., Ensenada, Province of Buenos Aires, with an installed capacity of 128 MW and a steam production of 240 t/h. This plant was transferred on February 8, 2018 to YPF Energía Eléctrica S.A., a subsidiary of YPF. The sale was made retroactive to January 5, 2018.

– Concession right of the Piedra del Águila hydroelectric power plant, located on Río Limay, Province of Neuquén, with four generation units with a power of 360 MW each.

– Shares in the companies Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which companies operate thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively; and in the company Central Vuelta de Obligado S.A. (“CVOSA”), whose purpose is to manage the construction and operation of a combined-cycle power plant, with an estimated installed capacity of 816 MW at the end of its construction with this technological setting.

To extend its generation capacity, in 2018, CPSA will start the construction of two cogeneration thermal units: the cogeneration power plant of Luján de Cuyo with a power capacity of 93 MW, located in our power station in the province of Mendoza; and the cogeneration power plant Terminal 6 San Lorenzo with a power capacity of 330 MW, located in the Terminal 6 complex in the province of Santa Fe. Both projects were awarded in the bidding proceeding carried out by the Secretariat of Energy within the framework of Resolution SEE no. 287-E/17. At the date of this report, the power supply agreements have been entered into with CAMMESA and, it is expected that the steam supply agreements will be entered into with the private purchasers this year.

Furthermore, the Group is engaged in the natural gas distribution sector in the areas of Cuyo and of the Center regions in Argentina through its equity investees Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad.

Moreover, since the incorporation of the subsidiary CP Renovables S.A. (“CPR”) and its subsidiaries, the Group has begun to participate in the development and construction of energy projects based on the use of renewable energy sources. Particularly, the subsidiaries CPR, CP La Castellana S.A.U. and CP Achiras S.A.U. are under the construction process of two wind farms with a capacity of approximately 99 MW and 48 MW respectively; their commercial operation date is expected to be during the year 2018. Both projects mentioned were awarded in rounds 1.0 y 1.5 respectively within the framework of program RenovAR. In addition, the other subsidiary of CPR, CP La Genoveva S.A.U., will commence the construction of a new wind farm with a capacity of 86.6 MW, which project was awarded in round 2.0 of the above-mentioned program.

PUBLIC OFFERING AND SHARES OF THE COMPANY LISTING IN MARKETS ABROAD

On September 26, 2017, the Board of Directors of the Company decided to authorize, evaluate and carry out the necessary management, submissions and proceedings to enable a public offering and the listing of the company’s shares abroad.

Subsequently, in the framework of the potential Secondary Offering and with the purpose of extending the markets in which the shares may be negotiated, on January 4, 2018, the Board of Directors decided to approve the application of the list and the creation and development of the management and submissions to enable the public offering and the listing of shares and/or securities (or certificates representing them) in the New York Stock Exchange (“NYSE”).

After obtaining the corresponding authorizations, on January 18, 2018, the Notice on the Second Distribution of Company’s shares was published; through it, some seller shareholders offer existing shares of the Company with a face value of 1 Argentine peso and carrying 1 vote each. Such shares were offered in a Global Offering, which included the Local Offering and the International Offering.

Finally, as from February 2, 2018, the shares of the Company are listed in the NYSE through certificates of deposit, which represent ten common shares of the Company.

SHARE CAPITAL- PARTIAL REVERSAL OF THE VOLUNTARY RESERVE

The share capital of the Company amounts to 1,514,022,256, represented by common and book-entry shares registered and kept under the name of their holders in a Book-Entry Shares Register kept by Caja de Valores S.A. (“Caja”).

Furthermore, 100% of the share capital is under the public offering regime and quote listing of shares and certificates representing them in Bolsas y Mercados Argentinos (“BYMA”) and in the New York Stock Exchange (“NYSE”).

On August 15, 2017, shareholders at the Special Shareholders’ Meeting approved (i) the reversal of the voluntary reserve of the Company for the equivalent amount of ARS 0,85 per share, which represented 74,06% of the voluntary reserve; and (ii) distribute such amount as cash dividend for an equivalent amount of ARS 0,85 per share.

1 Note to CP: This is to match the F-Pages in the F-1.

BOARD OF DIRECTORS, SUPERVISORY COMMITTEE AND AUDIT COMMITTEE

BOARD OF DIRECTORS
President
GONZALO ALEJANDRO PÉRÈS MOORE
Vicepresident
OSVALDO ARTURO RECA

Directors	Deputy Directors
JORGE CARLOS BLEDEL	GONZALO BALLESTER
JUAN JOSÉ SALAS	MARIO ELIZALDE
MIGUEL DODERO	MARCELO ATILIO SUVÁ
GONZALO SUNDBLAD	JUAN CARLOS MARTÍN CASAS
RUFINO ESCASANY	DIEGO FERNANDO MIGUENS
JORGE EDUARDO VILLEGAS	EDUARDO JOSÉ ESCASANY
CRISTIÁN LÓPEZ SAUBIDET	JUAN PABLO GAUNA OTERO
MARIO LUIS ESPADA	ALEJANDRO JOAQUÍN DE ANCHORENA
LILIANA AMELIA MURISI	PABLO HOURBEIGT
GUILLERMO RECA	PABLO JAVIER VEGA
JUSTO PEDRO SAENZ

Supervisory Committee
Members	Deputy Members
EDUARDO ANTONIO EROSA	HORACIO EROSA
CARLOS CESAR A. HALLADJIAN	CARLOS ZLOTNITZKY
MARCELINO DIEZ	MARIANO LUIS LUCHETTI

Audit Committee
Members	Deputy Members
JORGE EDUARDO VILLEGAS	JUAN JOSÉ SALAS
MIGUEL DODERO	JORGE CARLOS BLEDEL
OSVALDO RECA

MACROECONOMIC CONTEXT

International Context

In 2017, the world economy presented greater dynamism after showing in 2016 the lowest growth rate since the international crisis. The best performance was general and covered all zones and markets, both developing and developed ones.

Within this context, in January 2018, the International Monetary Fund (“IMF”) improved its perspectives and estimated a 3.7% global growth for all year 2017, which represents a result greater than the 3.2% registered the previous year.

2018 projections estimate that favorable conditions will be maintained for the world economy’s growth, both in the developing economies and in the developed countries, however, the former will keep greater dynamism. In a context of financial standardization, abundant liquidity and low international interest rates will continue.

In this regard, the International Monetary Fund (“IMF”) projects a 0.2% growth for 2018 reaching a global growth of 3.9%. This review reflects an intensification of the global momentum and the potential impacts from the recently-approved American tax policy reform.

Local Context

In turn, in 2017, Argentina commenced a recovery process with respect to 2016 registering a 2.5% growth in its GDP during the first 9 months of the year. During the same period in 2016 a 2.2% decrease was registered. In that regard, the Monthly Estimate of Economic Activity report (EMAE) issued by INDEC (National Institute of Statistics and Censuses) shows a 2.8% increase for all of 2017 with respect to 2016.

Meanwhile, the Central Bank’s policies to reduce inflation were successful; however, they did not reach the original inflation targets. During 2017, prices increased at a slower pace regarding the previous year. In that regard, the year-on-year Wholesale Price Index published by INDEC in December 2017 was 24.8%.

During 2017, the Central Bank of Argentina (“BCRA”) increased its international reserves. At the closing of 2017, the Central Bank’s international reserves amounted to USD 55,055 millions.

In the foreign exchange, the American dollar showed a slight lower increase during 2017 in comparison to 2016. Exchange rate as quoted by the Banco de la Nación Argentina for wire transfers (divisas) closed the year at ARS 18.65 with a 17.4% increase vis-à-vis to the closing of December 2016, which was at ARS 15.89.

In the bank sector, interest rates increased and the BADLAR rate closed the year at 23.25% as at December 31, 2017, in comparison with the 19.875% as at the same date the previous year.

For 2018, the Budget Act establishes an objective of 3.5% GDP increase, with an annual average variation of 15.7% for the year in the CPI (consumer price index).

During the last weeks of December 2017, the Central Bank of Argentina (the BCRA) announced that it adapted its inflation target for 2018 to match the changes experienced. Instead of an 8% -12% range, a 15% was fixed for 2018 and a 10% for 2019. Consequently, the objective of one-digit annual inflation was delayed one year, this is to say, for 2020.

2018 is expected to be another year of growth. The Government anticipated its intention to continue making progress with regard to pending reforms; within these reforms, the most relevant shall be the labor reform. Everything shows that the gradualism to reduce the fiscal deficit and inflation shall be kept at a sustainable growth rate.

WHOLESALE ELECTRICITY MARKET

During the Period 2017, the net demand by Agents of the Wholesale Electricity Market (MEM, using the Spanish acronym) showed a 0.52% decrease regarding 2016 reaching 132.425 GWh.

Such electricity demand was covered by generation originated from the following:

ARGENTINE INTERCONNECTED SYSTEM (SADI) GENERATION AND INTERNATIONAL EXCHANGE [GWh]
Power	2016	2017	Difference
THERMAL	90,068	88,462	- 2%
HYDRAULIC	36,192	39,584	9%
NUCLEAR	7,677	5,716	-26%
RENEWABLE (WIND + SOLAR)	2,663	2,674	0,4%
IMPORTS	1,470	734	-50%
EXPORTS	327	69	-79%

The previous table shows the participation of each electric power generation source in 2016 and 2017.

Hydroelectric generation increased by 9% in comparison with the previous year. Exports decreased regarding the previous year in the same proportion as imports, which showed a 50% fall regarding 2016.

The highest power demand of the system was registered in February 2017 taking the register to 25,620 MW, showing a 0.9 % increase with respect to 2016. It was not exceeded during the whole 2017.

In 2017, there was an improvement in the Natural Gas availability for the use of the thermal farm; consequently, there was an increase in Natural Gas consumption, which justifies the decrease in Fuel Oil and Gas Oil consumption in comparison with the one registered in 2016.

The following chart shows the behavior in the use of different fuels for electric power generation with respect to the previous year:

Fuel	2016	2017	Difference
NATURAL GAS [Thousands of dam3]	15,589	17,118	10%
FUEL OIL [Thousands of tons]	2,651	1,286	-51%
GAS OIL [Thousands of m3]	2,381	1,396	-41%
MINERAL COAL [Thousands tons]	728	654	-10%

Monthly Demand

The following chart shows the evolution of the demand by Agents of MEM during 2017 and its comparison with 2016.

(1)
Demand (It does not include exports, pumping and network loss)

The year-on-year total MEM demand growth was of 0.52% with average temperatures 1.1% higher than the previous years.

Sport Market Sales

As from the transaction in February 2013, the power sale format was modified by Resolution SE 95/13 (Res. 95).

This resolution was later modified as from the transaction in February 2014, by Resolution SE 529/14 (Res. 529), as from the transaction in February 2015 by Resolution SE 482/15 and as from the transaction in February 2016 by Resolution SEE 22/16 (Res. 22/16); the values of taxable payments were updated based on the Secretariat of Energy’s assessment on the evolution of fixed and variable costs of power plants in accordance with inflation.

As from the transaction in February 2017, payments to generators experienced a new change by Resolution SEE 19-E/17 (Res. 19/17), which introduced changes in the methodology of previous payments. The main changes, apart from the logical income increase created for generation agents, are the following: (i) dollarization of the power and energy price, (ii) change in the way to pay available power to thermal generators on the basis of assuming availability or not, (iii) removal of sale liquidations with due date to be fixed, (iv) increase of participation of income per power regarding the variable income per power over total income.

Management of fuel purchase and supply continues under the scope of CAMMESA, as well as commercialization of energy and power in the Term Market, both implemented by Res. Former SE no. 95/2013.

For thermal generation, Resolution 19/17 sets forth a differential pay between the generator committed with certain availability (DIGO), which is called Basic Payment, and the generator that is not committed with any Minimum Payment, as described below.

a)
Minimum payment: pay for the monthly average power available (without considering scheduled maintenance hours agreed with CAMMESA) of the units of those generators not declaring DIGO:

Unit	Power (MW)	Minimum Price (USD/MW-month)
TG	P<50	4600
TG	P>50	3550
TV	P<100	5700
	P>100	4350
CC	P<150	3400
	P>150	3050
Motors	-	5700

b)
Basic Payment: pays for the Offered Guaranteed Power (DIGO):

Unit	Basic Payment (USD/MW-month) May-Oct 17	Basic Payment (USD/MW-month) Nov-Dec 17
TG/TV/CC	6000	7000

c)
Additional Payment: an Additional Payment is set to encourage Availability in the period of greater demand of the System for those generators committed with certain Offered Guaranteed Power pursuant to point b) above. For each month, CAMMESA establishes the Monthly Thermal Generation Objective of the group of authorized generators and call for offers of additional power availability with prices to be offered up to the Additional Price [U$S/MW-month] cap.

Unit	Additional Price (USD/MW-month) May-Oct 17	Additional Price (USD/MW-month) Nov-Dec 17
TG/TV/CC	1000	2000

For hydroelectric generation, power is paid as follows:

a)
Basic Price is paid by the actual available power plus the one agreed.
b)
Additional Price is only paid on the basis of actual available power.

Power Basic Price for Hydroelectric Plants:

Unit	Power (MW)	Basic Power (USD/MW-month)
Medium Hydraulic Pumping	120<P<300	2000
Big Hydraulic Pumping	P>300	1000
Renewable Hydraulic	P<50	8000
Small Hydraulic	50<P<120	4500
Medium Hydraulic	120<P<300	3000
Big Hydraulic	P>300	2000

Additional Power Price for Hydroelectric Plants:

Unit	Additional Power (USD/MW-month) May-Oct 17	Additional Power (USD/MW-month) Nov-Dec 17
Conventional hydraulic	500	1000
Hydraulic Pumping	0	500

Regarding Power payment, Resolution 19/17 establishes payment for generated power (the one registered by power commercial meter- SMEC) and operated power (generation power + non-generated available rotate) in accordance with the type of technology, as shown below:

a)
Payment of Generated Power:

Unit	Natural Gas	Liquids (FO/GO)	Biodiesel	Mineral Coal
	USD/MWh	USD/MWh	USD/MWh	USD/MWh
TG	5	8	11	-
TV	5	8	11	13
CC	5	8	11	-
Motors	7	10	13	-
Hydro	3,5			-

b)
Payment of Operated Power:

Unit	Natural Gas	Liquids (FO/GO)	Biodiesel
	USD/MWh	USD/MWh	USD/MWh
TG	2	2	2
TV	2	2	2
CC	2	2	2
Hydro	1.4

In addition to the payment for energy and power, the efficiency incentive implemented by Res 529 is maintained.

Such encouragement is quarterly calculated and it is the result of comparing actual fuel consumption of each thermal unit (actual efficiency) with the reference consumption set by SEE as objective for each generation technology (CC, TG, TV, Motors), size (Small and Big) and type of fuel (Natural Gas and Fuel Oil/ Gas Oil) (Objective Efficiency). The difference of percentage (saving) equivalent in electric power is paid at the price of the generated power + the operated power.

COMMERCIALIZATION
Market Participation

Central Puerto had a net generation of 16,464 GWh, which represents a 12.1% participation in the generation over the SADI total.

If it is considered over the total thermal generation of SADI, it amounts to 17.5% participation.

SHARE PARTICIPATOIN
YEAR	THERMAL GENERATION	TOTAL GENERATION
1996	18.8%	9.7%
1997	18.0%	8.0%
1998	22.0%	14.7%
1999	19.4%	14.6%
2000	22.6%	18.1%
2001	22.8%	18.1%
2002	17.3%	15.3%
2003	19.3%	15.6%
2004	20.3%	17.5%
2005	18.7%	16.7%
2006	19.3%	17.2%
2007	20.4%	15.1%
2008	19.8%	16.8%
2009	17.9%	15.3%
2010	16.1%	13.1%
2011	17.8%	14.4%
2012	15.7%	12.9%
2013	14.9%	13.1%
2014	18.6%	15.7%
2015	16.0%	12.9%
2016	15.9%	11.4%
2017	17.5%	12.1%

In 2017, Central Puerto had an increase of 931 GWh in its production regarding the one in 2016, i.e. 6% vis-à-vis last year.

FORWARD CONTRACTS IN THE MARKET

SUMMARY

During 2017, the restriction imposed in 2013 to renew or enter into Basis Demand contracts was maintained. Pursuant to Resolution SE 95/13, Large and Small Users (MEM GUMA and GUME Agents) cannot renew their Basis demand supply contracts with generators and, they are not obliged to stay in MEM, supplied by CAMMESA even if their agreement has not terminated. This standard does not affect Plus Power Agreements, which agreements may be normally renewed.

While in 2013 Basis demand supplied by CAMMESA represented 16% of the total basis demand of Large Users (LU), in 2017 that value increased and it reached up to 86% of the total Basis demand. Generators commercialized an average of 500 MW, where almost 59% of this value corresponds to the agreement between Hidroeléctrica Futaleufú and Aluar.

During 2017, commercialized power through Plus Power Service showed some improvement in comparison with 2016. It reached an average of 355 MW commercialized medium power. However, it has not recovered with respect to the level reached in 2013 (438 MW).

Out of the total registered demand by LU in 2017, only excess demand, which represents a 12% of it, is allowed to enter into a new supply agreement.

COMMERCIALIZED DEMAND

Graph 1 shows power transacted by LU in MEM both by Basis Demand Agreement and Plus Power Agreement. Moreover, it shows that as a consequence of the restriction imposed on the regulation to renew Basis Demand Agreements with generators, the transacted demand with them is at the minimum value, which corresponds to long-term agreements still in force, but which represent a lower portion of LU’s demand.

Plus Power demand recovered with respect to 2016; however, it continues being affected by price and support signs they receive from LU regarding the supply offered by CAMMESA.

Even if the price of excess power supplied by CAMMESA evolves with actual costs of excess generation, the amount actually paid by LU has a fixed cap (regulatory). The separation between the actual and the regulated cost is significant and creates a strong signal for the demand to be supplied by CEMMESA without Plus Agreement. The differences between the actual cost of the excess cost and the established cap price are individually journalized by CAMMESA as a debt of each LU to it. LUs perceive that the Price of excess demand is limited to what they actually pay every month to CAMMESA (regulated capped value). Many considered that the debt journalized by CAMMESA may not be enforceable in the future.

Regarding the supply support offered by the agreement with the generator, most LUs consider that the quality of supply is not necessarily better when the agreement is entered into with a generator. Consequently, in many cases, LUs only decide to renew plus agreements on the grounds of price expectation.

Graph 1

Source: CAMMESA

As a consequence of the competition for the price imposed by CAMMESA due to the persistence of subsidized prices, commercialized power under Plus Power Agreements has decreased in connection with 2013 since it represents 81% of commercialized power in that year.

CPSA IN THE FORWARD MARKET

Basis Demand Agreements
As a consequence of the regulations in force preventing the renewal of agreements, power sold in the forward market was limited to long-term agreements in force.

During 2017, the Large Wholesale User supply agreement entered with YPF S.A. was terminated.

At the end of 2017, the only Large Wholesale User (GUM) agreement in force was the one entered into by Compañía Mega, with a medium power of 7 MW.

Power Plus Agreements
During 2017, with a 2% participation of Plus Power installed in MEM, CPSA’s sales to Plus Market represented 2,83% of the commercialized total in that market.

In spite of the negative context, the station has 16 MW of power committed in Plus Power agreements covering all CPSA’s available offer, with a medium sale price of USD 80.05/MWh and with a total power volume of 87 GWh.

Plus power agreements were supported by a supply agreement entered into by gas natural Plus and Total S.A. until October and, with YPF S.A. since November 2017.

RESOLUTIONS AND REMARKABLE NOTICES

Resolution. MEyM No. 19/17 (jan 27, 2017) establishes enumeration criteria for thermal and hydraulic generators starting in February 2017. It determines charges expressed in dollars to pay available power and associated energy. It incorporates a payment based on Offered Guaranteed Power (DIGO) and on the availability of additional power.

Resolution MEyM No. 20/17 (jan 27, 2017) approved new season prices of electric power for MEM as from February 2017. It is another step toward eliminating energy subsidies. A new maximum spot price is set at ARS 240 /MWh (previous value ARS 120 /MWh).

Integral Tariff Review (Revisión Tarifaria Integral (RTI)) of electric power transport service. Resolutions ENRE published on jan 31, 2017, which regulations update calculations methodology and payment charges corresponding to power transport companies, have a medium impact on the transport rate equivalent to 13.5 times regarding previous values.

Resolution MEyM No. 256/17 (may 2, 2017) approves new electric power season prices for MEM as from May 2017. It maintains the values of Resolution MEyM no. 20/17.

Resolution SEE No. 287/17 (may 10, 2017) establishes an Open Call for Interested Parties in selling electric power from the installation of new generation capacity through the usage of technology a) combined-cycle closing or b) cogeneration. As opposed to previous calls, Generators have the possibility to manage their own fuel.

Resolution SSE No. 1085-E/17 (nov 28, 2017): new costs distribution methodology of the electric power transport service between MEM Agents. Electric Power Transport charges are now borne by MEM demanding Agents.

LIQUID FUELS AND NATURAL GAS

Oil Market
In the international scope, the average price of Crude Oil Brent increased its value by 21.3% from 2016 to 2017, going from an annual average of 45.13 USD/ bbl to 54.75 USD/ bbl. In 2017, the highest registered value was 67.02 USD/bbl and the minimum was 44.82 USD/bbl.

Gas Market
The Economic Emergency Act (Ley de Emergencia Económica) issued in 2002 established the pesification of all contracts providing for dollars and of the utilities’ rates. In the arena of natural gas, it meant the pesification of supply agreements and of the rates published by ENARGAS.

The price of Natural Gas for generating Electric Power evolved by different mechanisms from 2004 until July 2009, in which month the Ministry of Planning, Unions of the Gas and Oil Industry and Natural Gas Operation Companies entered into an agreement. Under such agreement, the companies committed themselves to maintain an activity level in exchange of an increase in the price of Natural Gas for varied consumption sectors.

Regarding the generation area, the price was dollarized and a price path was paved which finished in December 2009 with a value of 2.68 USD/MMBTU for the Natural Gas of Cuenca Neuquina.

In April 2016, Resolution MEyM 41/16 was published, by which the natural gas wellhead price was raised for the electric power generation sector as follows:

Basin of Origin	Price (USD/MMBTU)
North	4.93
Neuquén	5.53
Golfo San Jorge	4.84
Santa Cruz	4.62
Tierra del Fuego	4.48

During the fiscal year, Resolution ENRG 1410/10, which rules Natural Gas supply at national level, was applied.

Furthermore, in 2016 new rate tables were approved for all companies of Public Service of Natural Gas Distribution and it was ordered to make an integral rates review of each of them.

As a result, the Integral Tariff Review (“RTI”) scheduled a rate adjustment divided in 3 steps: (i) 30% in April 2017. (ii) 40% in December 2017 and (iii) 30% in April 2018.

During 2017, at a public hearing, such rate charts were approved for all the companies of Public Service of Natural Gas Distribution and Transportation.

The last RTI increase is expected for April 2018. Then, the rate will be adjusted every six months at the inflation index (IPIM).

As shown in the following chart, Natural Gas Imports showed a slight increase vis-à-vis 2016; however, it continued being under the average of previous years (2013-2015).

Average (MMm3/d)	2013	2014	2015	2016	2017	Differences 2017 & 2016
						Volume	Percentage
LNG	16.48	16.2	15.2	13.2	12.2	-1.0	-7.3%
Bolivia	15.66	16.5	16.4	15.7	18.1	2.4	15.2%
Chile	0.00	0.00	0.00	1.0	0.8	-0.2	-22,7%
Total	32.1	32.7	31.6	29.9	31.1	1.2	4.0%

The gas injection at country level was steady, with a slight increase in Cuenca Neuquina, compensating with a decrease in the south basin, as detailed in the following chart:

Average (MMm3/d)	2013	2014	2015	2016	2017	Differences 2017 & 2016
						Volume	Percentage
Neuquén	47.3	48.2	51.5	53.9	54.5	0.6	1.1%
South	32.3	31.0	30.6	32.3	31.8	-0.5	-1.4%
North	6.9	5.8	4.9	5.7	5.7	0.0	0.0%
Total	86.5	85.0	87.0	91.9	92.0	0.1	0.1%

The application of Resolutions no. 1/2013 and 60/2013 of the Planning and Strategic Coordination Committee of the Hydrocarbon Investments National Plan (Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas) was maintained and through it an increasing price, which may reach 7.5 USD/MMBTU, was paid for certain gas production levels to those producers that adhere to them. Such plan ended in December 2017.

As from January 2018 and until the end of 2021, Resolution MINEM N° 46/2017 “Encouragement Program for Investments in the Development of Natural Gas deriving from Non-Conventional Reserves” (Programa de Estímulo a las Inversiones en Desarrollos de Producción de Gas Natural proveniente de Reservorios No Convencionales) (amended by Resolution MINEM 419/2017) aimed only at some shale and tight gas projects was applied. It includes a price path which starts at 7.5 USD/MMBTU for the first year and it then decreases annually at a rate of 0.50 USD/MMBTU.

Therefore, this is the price evolution:

Year	USD/MMBTU
2018	7.50
2019	7.00
2020	6.50
2021	6.00

The evolution in Gas demand is shown in the following chart:

Average (MMm3/d)	2013	2014	2015	2016	2017	Differences 2017 & 2016
						Volume	Percentage
Residential	28.7	27.7	28.0	29.5	26.5	-3.1	-10.6%
Commercial	3.7	3.6	3.7	3.9	3.5	-0.4	-10.4%
Official Entities	1.2	1.2	1.2	1.3	1.2	-0.1	-10.4
Industries	33.9	34.2	34.6	33.1	34.2	1.2	3.5%
Power Plants	39.6	39.8	40.9	43.7	47.3	3.6	8.3%
SDB	2.8	2.7	2.9	3.0	2.9	-0.1	-4,5%
CNC	7.6	7.8	8.1	7.7	7.0	-0.7	-9.2%
Total	117.6	117.1	119.3	122.1	122.5	0.3	0.3%

In December 2017, through Resolution 474-E/2017 issued by the Ministry of Energy and Mining updated the applicable amount to the Trust Fund (Charge established by section 75 of Law no. 25565 and its amendments), which went through ARS 38 /m3. at 2.58% of natural gas price in PIST.

CPSA IN THE NATURAL GAS MARKET

The Company continued adhering to the Gas Supply Proceeding for Electric Power Generation, which was recorded in Note SE no. 6866/09. Through this mechanism, CAMMESA supplied Gas for consumption. The gas consumed in the two cogeneration plants is acquired by CPSA from YPF.

Transport and distribution agreements were enforced in the same way as in 2016.

During August 2017, CPSA participated in the Open Season published by TGS regarding firm transport (FM 53) corresponding to LPC, being awarded the total offered capacity (1,000,000 m3) for the term of 35 years as from 8/1/18.

Liquid fuels supply

As a consequence of winter 2017 being a winter with moderate temperatures and due to the increase in residential gas’ rates, there was a loss in the residential gas demand that maximized this fuel’s availability to destine it for electric power generation. Therefore, a great part of liquid fuels generation was replaced by natural gas.

FUELOIL (FO)

Since March 2013, pursuant to Resolution 95/13, CAMMESA centralized FO purchases of the local market.
The Refinery FOB Price of FO between CAMMESA and producers was set by SE under Agreement for the Transition to International Prices of the Argentina Hydrocarbon Industry.

In Puerto Nuevo and Nuevo Puerto Power Stations: the consumption of this fuel was close to 644 thousand tons during 2017, which were received through 67 shipments of different depths to be consumed in the stem turbo-generators. FO consumption was lower than 31% with respect to 2016 due to a lower supply by steam turbo-generators with this fuel.
Centrales Térmicas Mendoza: FO consumption in CTM was of 41 thousand tons, which were issued through 1630 trucks.

All FO were supplied by CAMMESA and they were paid on behalf and to the order of the Argentine Government, pursuant to Resolution SE 95, March 2013.

GASOIL (GO)

Nuevo Puerto Power Station: The consumption of Combined-Cycle (CC) GO at the request of the system during 2017 was of approximately 218 thousand m3. In 2017, this GO consumption was lower than 39% in relation to 2016 consumption. For this operation, there entered 18 vessels of different depths with GO.

During 2017, in CTM and in La Plata Cogeneración there was no GO consumption in their machines.

Gas Oil was supplied by CAMMESA pursuant to Resolution 95/2013.

BIODIESEL

There was no biodiesel consumption in the Power Stations of the Group during 2017.

REMARKABLE RESOLUTIONS

Law No. 27430. (12/29/17): introduced taxation changes, such as the application of Fuel Transfer Tax of liquid fuels like Gas Oil. The current portion is replaced by a fix amount in pesos per unit of measurement. It shall be in force as from March 2018 and it shall be quarterly updated regarding CPI (Consumer Price Index).

Moreover, this law creates a Tax on Carbon Dioxide, which is also a fix amount in pesos per unit of measurement (applicable to Gas Oil and Fuel Oil, among others). Regarding Gas Oil, it shall be applied as from 03/01/2018. With regard to Fuel Oil, it shall be applied as from 01/01/2019 with a 10% over the fixed amount in force each month. Such percentage shall be increased as from 01/01/2020 in 10 percent point a year and, as from 01/01/2028 the tax shall be applied in full.

MAINTENANCE

During the 2017 period, certain maintenance and supervision works were performed so as to guarantee the correct operation and efficient functioning of the power station.

The most relevant date is detailed below regarding the operation and maintenance of each the Participating Companies of the merger.

PORT LOCATION

The main maintenance tasks performed during this period were the following:

Unit no. 5

Major Maintenance was performed from 3/4/17 to 6/5/17.

The main tasks of the turnaround maintenance were the retrofit of stages of high, medium and low pressure and the improvement of auxiliary systems of the unit.

Condenser tubes were changed, as well as pre-heaters of steam air heaters of the boiler.

The pneumatic boiler control system was changed due to obsolescence by a digital electrical one.

An upgrade of the control over the generator excitation system was performed.

Unit no. 6

Scheduled minor turnaround maintenance was performed from 10/02/17 to 01/28/17.

Oil treatment on transformers of the three phases was performed and pressure relief valves were changed on the main transformer of the unit.

An upgrade of the even registration system was performed.

Unit no. 7

Scheduled minor turnaround maintenance was performed from 3/20/17 to 4/4/17.

All services performed scheduled maintenance works on installations and equipment of the unit.

Unit no.8

During this period, the unit did not have scheduled turnaround maintenance.

Routine maintenance on installations and equipment of the unit was performed.

Unit no. 9

Scheduled minor turnaround maintenance was performed from 9/1/17 to 9/29/17.

The boiler was chemically cleaned.

Turbine bearings were revised.

Non-destructive testing was performed on the blades of the low pressure stage of the turbine.

The motor and hydraulic coupling of circulation 9 “A” pump were changed.

An upgrade of the even registration system was performed.

Phase W bushing was changed on the low tension and oil treatment of the main transformer of the unit.

COMBINED-CYCLE TG 11

The relevant works are detailed below:

●
The combustion parts interval was changed and extended from 24000 to 32000 hours.

●
Borescope tests and inspections were performed on the unit.

●
A new turbine rotor was received to replace it in the Major Inspection in 2018.

●
New plates on refrigeration oil lubricants.

●
Self-clean filters were assembled in the distillation line.

COMBINED-CYCLE TG 12

The relevant works are detailed below:

●
The combustion parts interval was changed and extended from 24000 to 32000 hours.

●
Borescope tests and inspections were performed on the unit.

●
Monitoring on the blades in three compressor stages (BHM).

●
Replacement of new plates on refrigeration oil lubricants.

●
Self-clean filters were assembled in the distillation line.

COMBINED-CYCLE TV 10

The relevant works are detailed below:

●
Topographic analyses and tests were performed for the Major Inspection of the turbine in 2018.
●
A test on the capacity of refrigerator oils was performed.

PLANT BALANCE

●
The battery system migrated from Substation Puerto Nuevo.
●
The control system and variable-speed drives of motors of Gas Compressors migrated.

MENDOZA LOCATION

The most relevant works were the following:

During November, a minor supervision was carried out on CC Siemens-Skoda: in TG # 25, with the assistance of Siemens personnel under the maintenance agreement and, in TV # 15, with its own personnel. The main tasks were the following: change of actuator and calibration of IGV transmitter for greater opening of it so as to reach an increase in the power output of 3% TG. Replacement of bearing lift oil hose no. 1 TG.END in AP by-pass piping. Replacement of buttons for Generator synchronism. Repairing of numerous losses in line of superheating. Installation of valves to independize demineralized water tanks.

During March, June, August and October scheduled monitoring was performed in the combustion chamber TG # 22 so as to follow-up the general status of the combustion chamber and the hot parts of the unit. Minor repairs were performed in TV # 14.

During April, a monitoring on the combustion of TG # 24 was performed with the assistance of GE personnel under the maintenance contract in TG. Other main tasks were the repair of the gas duct and the replacement of phase T pole in 132 Kv switch.

During March there was a maintenance turnabout of TV # 11 and TV # 12 to replace sections 3, 4 and 5 of the chimney. Replacement, mounting and calibration of the new MCE (Emissions Continuous Monitoring)

In October, scheduled maintenance turnaround was performed on TV # 11 for the cleaning of boiler rotary air heaters (ljungstrom) to improve combustion efficiency. Repairs on blower valves. Maintenance on thermal-cycle valves. Tests on transformers.

In October, scheduled maintenance turnaround was performed on TV # 12 for the cleaning of boiler rotary air heaters (ljungstrom) to improve combustion efficiency. Replacement of condensate extraction valves. Maintenance of 132 Kv switch.

In July, a minor supervision was carried out in MiniHidro. The main tasks performed were the replacement of transmission belts; repair of diffuser walls. Mounting of vibration sensors. Maintenance of the generator.

PIEDRA DEL AGUILA LOCATION

Pursuant to the seasonal maintenance program of Generation Units (MAPROs), the following interventions were done:

Between September 4 and 8, a minor MAPRO was carried out in Unit no. 4 with 106,356 start-up hours. The main task was to replace gradient capacitors of the switches of the machine (500Kv). Another relevant task was the replacement of automatic valves (Vikings) of the three systems against fires of the Unit.

Between September 9 and 29, a minor MAPRO was carried out in Unit no. 1 with 125,840 start-up hours. The main task was to replace gradient capacitors of the switches of the machine (500Kv); replacement of Electric Protections of the Generator-Transformers block; replacement of Vibration Monitoring System; replacement of 30” piping of By-pass system of the Emergency Door in the headworks.

Between October 2 and 6, a minor MAPRO was carried out in Unit no. 3 with 89,960 start-up hours. The main task was to replace gradient capacitors of the switches of the machine (500Kv);

Between October 7 and 27, a minor MAPRO was carried out in Unit no. 2 with 99,115 start-up hours. The main task was to replace gradient capacitors of the switches of the machine (500Kv); replacement of Electric Protections of the Generator-Transformers block; replacement of Vibration Monitoring System; replacement of 30” piping of By-pass system of the Emergency Door in the headworks.

During the last week of August and the first two of November, gradient capacitors of the switches of 500K corresponding to Output Lines 1 and 2 and the bars coupler were replaced.

HUMAN RESOURCES

Personnel administration. Benefits. Training and Occupational Medicine

●
Training 2017 plan was drafted and implemented regarding the needs detected by each management so as to provide knowledge and tools for the development of collaborators. For such purpose, the virtual platform was used, which permitted reaching all sites with specific contents, schedule flexibility and dedication time focusing on occupational safety and health. Consequently, new tools were incorporated during the learning process. Another significant milestone was the launch of Ateneos program, whose aim is encouraging collaborative technical learning of our people.

Training	Internal	External	Total
Courses	165	38	203
Hours	5173	2217	7390
People	790	299	1089

●
As every year, periodic medical exams were carried out pursuant to the regulations of Superintendence of Labor Risks (Superintendencia de Riesgo de Trabajo). During autumn and winter vaccines campaigns were launched, giving the employees of all plants free doses of flue and tetanus vaccines. Regarding health prevention of our collaborators, a commitment was made with Federación Luz y Fuerza, Mendoza jurisdiction, to maintain a safe and healthy workplace with actions aimed at raising awareness and prevention.

●
During 2017, 33 people entered and 31 left.

Communication, events and public relations

●
During the year, guided visits for secondary, tertiary schools and universities continued in all locations. Therefore, we actively participated with the education community of our country.

●
Certain activities and social events were carried out in a healthy work environment: seniority and retirement awards, gifts and toys for the families of workers, as well as commemorative events, country celebrations, lunches, end-of-year toast, visit of families to work sites, among others.

●
The new intranet was implemented, with a more intuitive and welcoming surfing for the user, making it easy and promoting communication in the company.

FINANCES

INCOME (LOSS) FOR THE PERIOD ANALYSIS

During 2017, the Company registered an operating income of $3,111 million, while in the same 2016 period such was an income of $2,100 million.

As main causes for this variation, we can mention the following: a) greater income for ordinary activities, which derived from the change in remuneration introduced by Resolution SE 19/2017, b) increase of the total generation of the company, mainly as a consequence of the recovery of the available water flow in our hydroelectric plant Piedra del Águila, c) greater positive income in other operating income for insurance recovery and d) increase in the clients interest item. These results were partially affected by the lower positive result in other operating income since in 2016 the reversal of the greatest part of discount on receivables was carried out as a consequence of the anticipation of estimated collection periods of such credits and of the smaller net exchange difference.

The operating income mentioned above is increased by financial results whose main causes are a) the highest positive result by associated investments, b) net result increase by the sale of financial assets available for sale and c) higher interest earned by financial placements.

Consequently, a net income before taxes for 2017 of $4,061 million was registered, while in the same 2016 period the income was of $2,049 million.

ALLOCATION OF INCOME (LOSS) FOR THE PERIOD

Net Income for the Period 2017 amounted to thousand of ARS 3,507,795. The Board of Directors proposes to increase the legal reserve by thousand of ARS 149,624, pay dividend of ARS 0.70 per share and to allocate the remaining balance for the period, together with retained earnings, to increase the Voluntary Reserve so as increase the Company’s solvency in thousand of ARS 2,293,606.

FINANCIAL MANAGEMENT

During next period, investments aimed at preserving the assets of the company and at mitigating the risks of foreign currency’s exchange rate and interest rate will continue; the liquidity of CPSA and compliance with its commercial obligations will be taken into account.

The company will mainly invest in the following instruments: public debt (sovereign and/or provincial), private debt securities and shares of companies, long-term deposits and investment funds made in prestigious and sound financial institutions.

2018 Perspectives

In the future, the Company will be focused on improving its efficiency not only regarding the managing of generation units, but also in resources administration so as to position it as one of the leading companies in the electricity sector.

Moreover, the Company has important plans in progress to expand its generation capacity through renewable energies projects and thermal energy projects, which are detailed below.

To that effect, through subsidiary CP Renovables S.A., which controls 100% of renewable projects, 2 wind farms will be in progress: CP La Castellana with an installed capacity of 99 MW, located in the province of Buenos Aires and CP Achiras with an installed capacity of 48 MW, located in the province of Córdoba.

Furthermore, during this year a new wind farm shall be constructed: CP La Genoveva with an installed capacity of 86.6 MW also located in the province of Buenos Aires. This park is expected to operate in 2019.

In addition, 2 cogeneration plants shall be constructed, which were awarded in 2017. They are the following: Luján de Cuyo with a capacity of 93 MW and a steam production capacity of 125 t/h, located in our power station in the province of Mendoza and Terminal 6 San Lorenzo with a capacity of 330 MW and a steam production capacity of 350t/h, located in the agro-industrial complex Terminal 6 in the province of Santa Fe. Lujan de Cuyo is expected to completely operate in 2020 and Terminal 6 San Lorenzo is expected to start in 2019 with power generation and in 2020 with steam production.

In summary, the Company will incorporate an installed capacity of 233.6 MW of renewable projects and 423 MW of thermal projects, reaching a total 656.6 MW of power.

It is considered that this Board of Directors has complied with its management in a satisfactory way and has fulfilled its duties in accordance with the Companies Act and the law applicable to the Company. In that regard, we thank the company’s personnel, counselors, suppliers, clients and all those who made it possible to reach the objectives during this period.

GONZALO PERES MOORE| President
Buenos Aires. March 12, 2018